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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2              )*

Name of Issuer:  Datametrics Corp.

Title of Class of Securities:  Common Stock

CUSIP Number:  0002380851

          (Name, Address and Telephone Number of Person
        Authorized To Receive Notices and Communications)

                           James Haber
                       777 Longridge Road
                       Stamford, CT  06902
                         (203) 329-5663

     (Date of Event which Requires Filing of this Statement)

                         August 1, 1998

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP No.     0002380851

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         James Haber


2.  Check the appropriate box if a member of a group

    a.
    b.   X


3.  SEC Use Only


4.  SOURCE OF FUNDS

         WC


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         United States


7.  Sole Voting Power

         725,800


8.  Shared Voting Power




9.  Sole Dispositive Power

         725,800







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10. Shared Dispositive Power




11. Aggregate Amount Beneficially Owned by Each Reporting Person

         725,800


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*



13. Percent of Class Represented by Amount in Row (11)

         4.6%


14. Type of Reporting Person*

         IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES
       TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                 AND THE SIGNATURE ATTESTATION.























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Item 1.  SECURITY AND ISSUER

         This statement relates to shares of common stock (the

"Common Stock") of Datametrics Corp. ("Datametrics").  The

Company's principal executive office is located at 25B Hanover

Road, Florham Park, New Jersey 07932.

Item 2.  IDENTITY AND BACKGROUND

         This statement is being filed on behalf of Mr. James

Haber.  Mr. Haber is the sole principal of the general partner of

Infiniti Investment Fund, L.P., which is an investment limited partnership (the "Partnership").  Mr. Haber's business address is

777 Longridge Road, Stamford, CT 06902.

         Mr. Haber has not during the last five years, been

convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  Mr. Haber has not during the last five years, been a party to a civil proceeding of a judicial or

administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of,

or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Mr. Haber is a citizen of the United States of America.










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Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of the date hereof, Mr. Haber is deemed to

beneficially own 725,800 shares of Datametrics' Common Stock (the

"Shares"), which includes warrants convertible into 115,000

shares of Common Stock at the option of Mr. Haber.  The Shares are held by the Partnership and Mr. Haber.  The Shares were

purchased on the open market at an approximate aggregate cost of

$1,923,401.  The funds for the purchase of Shares held in the

Partnership came from capital contributions to the Partnership by its general and limited partners.  The Shares held by Mr. Haber,

who was until recently a director of Datametrics, were given to him by Datametrics in lieu of directors fees for board meetings.

No leverage was used to purchase the Shares.

Item 4.  PURPOSE OF TRANSACTION

         The Shares deemed to be beneficially owned by Mr. Haber

were acquired for, and are being held for, investment purposes.

Mr. Haber may acquire additional shares of Common Stock, dispose of all or some of the Shares from time to time, in each case in open market transactions, block sales or purchases or otherwise,

or may continue to hold the Shares.

         Mr. Haber does not have any plan or proposal which

relates to, or would result in, any of the actions enumerated in

Item 4 of the instructions to Schedule 13D.  However, Mr. Haber reserves the right to discuss company business with management,




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make proposals to management and/or take other actions to

influence the management of Datametrics should he deem such

actions appropriate.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of the date hereof, Mr. Haber is deemed to be the

beneficial owner of 725,800 shares of Datametrics' Common Stock,

which includes warrants convertible into 115,000 shares of Common

Stock at the option of Mr. Haber.  Mr. Haber no longer has

investment discretion over Tendencia Overseas Fund, Ltd. and therefore no longer is the beneficial owner of any shares of

Datametrics' Common Stock held by Tendencia Overseas Fund, Ltd.

Based on information provided by the management of Datametrics,

there are believed to be 15,557,830 shares of Datametrics' Common

Stock outstanding.  Therefore, Mr. Haber beneficially owns 4.6%

of Datametrics' outstanding shares of Common Stock.  Mr. Haber has the power to vote, direct the vote, dispose of or direct the disposition of the shares of Datametrics' Common Stock that he currently beneficially owns.  No transactions were effected by

Mr. Haber or the Partnership within the last 60 days.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF
         THE ISSUER

         Mr. Haber does not have any contractual arrangement,

understanding or relationship with any person with respect to the

Common Stock of Datametrics.




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         Signature

         The undersigned, after reasonable inquiry and to the

best of his knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.


September 25, 1998



                             /s/ James Haber
                             ________________________________
                                   James Haber



































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